Healthier Choices Management Corp.
3800 North 28th Way
Hollywood, FL 33020

May 18, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Jennifer Angelini

Re:	Healthier Choices Management Corp.
Registration Statement on Form S-1
File No. 333-255356

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Angelini:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Healthier Choices Management Corp. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-255356), as amended (the “Registration Statement”), so that it may become effective at 9:00 a.m. Eastern Time on May 19, 2021, or as soon as practicable thereafter.

The Registrant hereby authorizes Martin T. Schrier, Esq., to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Mr. Schrier at (305) 704-5954.

Very truly yours,

HEALTHIER CHOICES MANAGEMENT CORP.

/s/ Jeff Holman
Jeff Holman
Chief Executive Officer